EXHIBIT 10.65

DIGITAL VIDEO SYSTEMS, INC.

REGISTRATION RIGHTS AGREEMENT

DIGITAL VIDEO SYSTEMS, INC

REGISTRATION RIGHTS AGREEMENT

THIS AGREEMENT is made as of September 20, 2004, among Digital Video Systems, Inc., a Delaware corporation (the "Company") and the purchasers of the Company's 8% Series C Convertible Preferred Stock (the "Series C Preferred Stock") and accompanying Class A warrants (the "Warrants") listed on Exhibit A hereto (each an "Investor," and collectively, the "Investors"). Capitalized terms not defined herein shall have the meanings defined for them in the 8% Series C Convertible Preferred Stock Purchase Agreement by and between the Company and the Purchasers listed on Exhibit A thereto, of even date herewith (the "SPA").

RECITALS

WHEREAS, the Investors desire to obtain certain rights regarding registration of the Company's securities under the Securities Act of 1933, as amended ("Registration Rights").

WHEREAS, the Company, to induce the Investors to invest, desires to grant the Investors such rights.

NOW, THEREFORE, the parties agree as follows:

1.   REGISTRATION UNDER THE SECURITIES ACT OF 1933

      1.1   Definitions. For purposes of this Agreement:

      (a)   The term "Act" means the Securities Act of 1933, as amended.

      (b)   The term "Offering" refers to the non-registered private placement of 8% Series C Convertible Preferred Stock, Class A Warrants and (potentially) Class B Warrants pursuant to the SPA.

      (c)   The terms "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Act and the declaration or ordering of effectiveness of such registration statement.

      (d)   The term "Registrable Securities" means: (i) the Common Stock, $0.0001 par value of the Company (the "Common Stock) issuable upon conversion of the Series C Preferred Stock sold in the Offering, including any Series C Preferred Stock issuable upon exercise of the Green Shoe Warrant; (ii) any Common Stock of the Company issuable upon exercise of the Class A Warrants issued in connection with the Offering; and (iii) any Common Stock of the Company issued or issuable with respect to such shares of Common Stock upon any stock split, stock dividend, recapitalization, or similar event, or any Common Stock otherwise issued or issuable with respect to such Common Stock; *provided, however*, that such securities shall only be treated as Registrable Securities if and so long as they have not been (A) sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, or (B) sold in a transaction exempt from the registration and prospectus delivery requirements of the Act under Section 4(1) thereof so that all transfer restrictions and restrictive legends with respect thereto are removed upon the consummation of such sale; the Common Stock issuable upon exercise of the Class B Warrants, if issued in the future pursuant to the terms of the Offering as described in the SPA, are not "Registrable Securities" for purposes of Section 1.2 below, but shall be considered "Registrable Securities for purposes of Section 1.3 hereof.

(e)   The term "Holder" means the person or entity holding Registrable Securities, who is also a party to this Agreement;

1.2   Registration of Registrable Securities. Within 30 days following the final Closing of the Offering (not including the Green Shoe Closing, which by its terms will not occur until after the effective date of the registration statement contemplated by this Section 1.2), the Company shall use its reasonable efforts to file a registration under the Act of all of the Registrable Securities and to use its best efforts to effect the registration thereunder as promptly as possible thereafter, but in no event later than 90 days following the final Closing of the Offering. In the event the Company has not filed the registration statement within such 30-day period or the Registrable Securities have not been registered pursuant to an effective registration statement by such 90-day period, the Company agrees to pay a penalty as liquidated damages at a rate of 1% of the aggregate purchase price paid by each investor, payable in cash or in kind, for each 30-day period after the deadline. The Company is obligated to effect only one registration pursuant to this Section 1.2 unless the Company fails to effect the registration of all Registrable Securities for which registration is required and have such registration declared or ordered effective. The foregoing notwithstanding, there can be no assurance that the registration statement, once filed by the Company, will be declared effective by the Securities and Exchange Commission (the "Commission").

1.3   Company Registration.

(a)   If the Company shall determine to register any of its securities either for its own account or the account of a security holder or holders exercising their respective demand registration rights (other than pursuant to Section 1.2 hereof), other than a registration relating solely to employee benefit plans, or a registration relating to a corporate reorganization or other transaction under Rule 145, or a registration on any registration form that does not permit secondary sales, the Company will:

(i) promptly give to each Holder written notice thereof; and

(ii) use its best efforts to include in such registration (and any related qualification under blue sky laws or other compliance), except as section forth in Section 1.3(b) below, and in any underwriting involved therein, all the Registrable Securities (including for this purpose, any Common Stock issuable upon exercise of Class B Warrants, if such warrants have been issued at the time of the notice contemplated by Section 1.3(a)(i)) specified in a written request or requests, made by any Holder and received by the Company within ten days after the written notice from the Company described in clause (i) above is mailed or delivered by the Company. Such written request may specify all or a part of the Holder's Registrable Securities.

(b)   If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 1.3(a)(i). In such event, the right of any Holder to registration pursuant to this Section 1.3 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company and other holders of securities of the Company with registration rights to participate therein distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected by the Company.

(c)   Notwithstanding any other provision of this Section 1.3, if the representative of the underwriters advises the Company in writing that marketing factors require a limitation on the number of shares to be underwritten, the representative may (subject to the limitations set forth below) exclude all Registrable Securities from, or limit the number of Registrable Securities to be included in, the registration and underwriting. The Company shall so advise all holders of securities requesting registration, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated first to the Company for securities being sold for its own account and thereafter as set forth in Section 1.3(d). If any person does not agree to the terms of any such underwriting, he shall be excluded therefrom by written notice from the Company or the underwriter. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

If shares are so withdrawn from the registration or if the number of shares of Registrable Securities to be included in such registration was previously reduced as a result of marketing factors, the Company shall then offer to all persons who have retained the right to include securities in the registration the right to include additional securities in the registration in an aggregate amount equal to the number of shares so withdrawn, with such shares to allocated among the persons requesting additional inclusion in accordance with Section 1.3(d).

(d)   If any circumstance in which all of the Registrable Securities and other shares of Common Stock of the Company (including shares of Common Stock issued or issuable upon conversion of shares of any currently unissued series of Preferred Stock of the Company) with registration rights (the "Other Shares") requested to be included in a registration on behalf of the holders or other selling stockholders cannot be so included as a result of limitations of the aggregate number of shares of Registrable Securities and Other Shares that may be so included, the number of shares of Registrable Securities and Other Shares that may be so included shall be allocated among the Holders and the other selling stockholders requesting inclusion of shares *pro rata* on the basis of the number of shares of Registrable Securities and Other Shares that would be held by such Holders and other selling stockholders, assuming conversion; *provided, however,* that such allocation shall not operate to reduce the aggregate number of Registrable Securities and Other Shares to be included in such registration, if any Holder or other selling stockholder does not request inclusion of the maximum number of shares of Registrable Securities and Other Shares allocated to him pursuant to the above-described procedure, the remaining portion of his allocation shall be reallocated among those requesting

Holders and other selling stockholders whose allocations did not satisfy their requests *pro rata* on the basis of the number of shares of Registrable Securities and Other Shares that would be held by such Holders and other selling stockholders, assuming conversion, and this procedure shall be repeated until all of the shares of Registrable Securities and Other Shares that may be included in the registration on behalf of the Holders and other selling stockholders have been so allocated. The Company shall not limit the number of Registrable Securities to be included in a registration pursuant to this Agreement in order to include shares held by stockholders with no registration rights or any shares of stock issued to employees, officers, directors or consultants pursuant to the Company's stock options plans, in order to include such registration securities registered for the Company's own account.

1.4　　Obligations of the Company. Whenever required under Section 1.2 or 1.3 to use its reasonable efforts to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)　　Prepare and file with the Commission a registration statement with respect to such Registrable Securities and use its reasonable efforts to cause such registration statement to be declared or ordered effective;

(b)　　Prepare and file with the Commission such amendments or supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to keep such registration statement effective for a period ending the earlier of (i) the completion of the distribution of the Registrable Securities included in the registration statement of (ii) one year from the effective date of such registration statement;

(c)　　Furnish to the Holder such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them; and

(d)　　Use its reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably appropriate for the distribution of the securities covered by the registration statement, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, and further provided that (anything in this Agreement to the contrary notwithstanding with respect to the bearing of expenses) if any jurisdiction in which the securities shall be qualified shall require that expenses incurred in connection with the qualification of the securities in that jurisdiction be borne by selling stockholders, then such expenses shall be payable to selling stockholders *pro rata*, to the extent required by such jurisdiction;

1.5　　Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement as to any Holder that such Holder shall furnish to the Company such information regarding him or it, the Registrable Securities held by him or it, and the intended method of disposition of such securities as the Company shall reasonably request and as shall be requested or required by the SEC or otherwise in connection with the action to be taken by the Company.

1.6   Expenses of Registration. All expenses incurred in connection with the registration, qualification or compliance pursuant to Sections 1.2 or 1.3 (excluding underwriters' discounts and commissions), including, without limitation, all registration and qualification fees, printers' and accounting fees and fees and disbursements of counsel for the Company, shall be borne by the Company. The foregoing notwithstanding, to the extent any applicable state securities statutes or regulations require selling stockholders to bear the costs of registration of their securities, the Holders shall be responsible for such costs to the extent required by applicable state law.

1.7   Delay of Registration. Notwithstanding any other provision of this Agreement, no Holder shall have any right to take any action to restrain, enjoin or otherwise delay any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Agreement.

1.8   Indemnification. In the event any Registrable Securities are included in a registration statement under this Agreement:

(a)   To the extent permitted by law, the Company will indemnify each Holder, each of its officers and directors and partners, and each person controlling such Holder within the meaning of Section 15 of the Act, with respect to which registration, qualification or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Act, against all expenses, claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of the Act or any rule or regulation promulgated under the Act applicable to the Company in connection with any such registration, qualification or compliance, and the Company will reimburse each such Holder, each of its officers and directors and partners, and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or alleged omission, made in reliance upon and in conformity with written information furnished to the Company by such Holder, officer, director, partner, controlling person or underwriter and stated to be specifically for use therein.

(b)   Each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its officers and directors, each underwriter of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriting within the meaning of Section 15 of the Act, and each other such Holder, each of its officers and directors and partners and each person controlling such Holder within the meaning of Section 15 of the Act, against all expenses, claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to such registration, qualification or compliance, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such Holders, such directors, officers, partners, persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or allege omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by any instrument duly executed by such Holder and stated to be specifically for use therein. Notwithstanding the foregoing, the liability of each Holder under this subsection (b) shall be limited in an amount equal to the initial public offering price of the shares sold by such Holder, unless such liability arises out of or is based on willful conduct by such Holder.

(c)   Each party entitled to indemnification under this Section 1.8 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense; and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement unless the failure to give such notice is materially prejudicial to an Indemnified Party's ability to defend such action; and provided further that the Indemnifying Party shall not assume the defense for matters as to which there is a conflict of interest or separate and different defenses. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

1.9   <u>Proposed Transfers of Registrable Securities</u>. The Holder of each certificate representing Registrable Securities by accepting those securities, agrees to comply in all respects with the following provisions:

(a)   Prior to any proposed transfer of any Registrable Securities (other than under the circumstances described in Section 1.2 above), the Holder of those Registrable Securities shall give written notice to the Company of such Holder's intention to effect the transfer;

(b)   Each such notice shall describe the manner and circumstances of the proposed transfer, shall be accompanied by such information as is necessary in order to establish that such transfer may be made without registration under the Act and except with respect to transactions not involving a change in beneficial ownership or transactions involving the distribution without consideration of Registrable Securities by any of the Holders to any of their partners, retired partners, or any estate of their partners or retired partners, or to any affiliated venture capital partnership, or to any members of the immediate family of the Holders, shall also be accompanied by either (i) a written opinion of legal counsel who shall be reasonably satisfactory to the Company and its counsel stating that the proposed transfer of the Registrable Securities may be effected without registration under the Act and without qualification under the state securities or Blue Sky laws; or (ii) a "no action" letter from the Commission; or (iii) an appropriate registration statement with respect to such Registrable Securities filed by the Company with the Commission and declared effective by the Commission.

(c)   Having satisfied Section 1.9(b), above, the Holder of such Registrable Securities shall be entitled to transfer the Registrable Securities in accordance with the terms of the notice delivered by the Holder to the Company.

(d)   Each certificate evidencing the Registrable Securities transferred shall bear the appropriate restrictive legends as set forth on the Registrable Securities themselves prior to transfer. However, the Company shall remove such restrictive legend upon the request of the Holder if (i) the Company has received from or on behalf of the investor an opinion of counsel who is reasonably acceptable to the Company and its counsel to the effect that registration of any and all future transfers is not required; or (ii) an appropriate registration statement with respect to such Registrable Securities has been filed by the Company with the Commission and declared effected by the Commission.

1.10   <u>Transfer of Registration Rights</u>. The registration rights of the Holders under this Agreement may be transferred to any transferee who acquires Registrable Securities; *provided, however*, that such transfer of rights shall be effective only where the Company is given written notice by the Holder stating the name and address of the transferee and identifying the securities with respect to which the rights under this Agreement are being assigned.

2.   MISCELLANEOUS

2.1   <u>Additional Investors</u>. Additional Investors will be added to this Agreement; such Investors may become party to this Agreement, upon execution and delivery to the Company of signature pages hereto.

2.2   Waivers and Amendments. With the written consent of the record or beneficial holders of at least 60% of the Registrable Securities, the rights and obligations of the Company and the holders of Registrable Securities under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely), and with the same consent, the Company, when authorized by resolution of its Board of Directors, may enter into a supplementary agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement; provided, however, that any proposed waiver or amendment which would adversely affect the rights or obligations of the holders of the Series C Preferred Stock relative to, or disproportionately with, the rights or obligations of the holders of the other Preferred Stock, must be approved by the holders of at least a majority of the Series C Preferred Stock; further provided, however, that no such consent shall be required for the purpose of adding to this Agreement an Investor pursuant to Section 2.1, and further, that no such modification, amendment or waiver shall reduce the aforesaid percentage of Registrable Securities without the consent of all of the Purchasers of the Registrable Securities. Upon the effectuation of each such waiver, consent, agreement of amendment or modification, the Company shall promptly give written notice thereof to the record holders of the Registrable Securities who have not previously consented thereto in writing. This Agreement or any provision hereof may be changed, waived, discharged or terminated only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought, except to the extent provided in this Section 2.2 (Waivers and Amendments).

2.3   Notices. All notices and other communications required or permitted hereunder shall be in writing and, except as otherwise noted herein, shall be deemed effectively given upon personal delivery, delivery by nationally recognized courier or forty-eight (48) hours after being deposited with the United States Post Office, (by registered mail, postage prepaid) addressed:

(a)   if to the Company, at:

Digital Video Systems, Inc.
430 Cambridge Avenue, Suite 110
Palo Alto, CA 94306
Attn.: Chief Executive Officer
Tel: (650) 322-8108
Fax: (650) 322-8109

(b)   if to a Holder, at the latest address of such person shown on the Company's records.

2.4   <u>Descriptive Headings</u>. The descriptive headings herein have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction of any provisions hereof.

2.5   <u>Governing Law</u>. This Agreement shall be governed by and interpreted under the laws of the State of California, without regard to conflict of law provisions.

2.6   <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument, but only one of which need be produced.

2.7   <u>Expenses</u>. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

2.8   <u>Successors and Assigns</u>. Except as otherwise expressly provided in this Agreement, this Agreement shall benefit and bind the successors, assigns, heirs, executors and administrators of the parties to this Agreement.

2.9   <u>Entire Agreement</u>. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter of this Agreement.

2.10   <u>Separability; Severability</u>. Unless expressly provided in this Agreement, the rights of each Investor under this Agreement are several rights, not rights jointly held with any other Investors. Any invalidity, illegality or limitation on the enforceability of this Agreement with respect to any Investor shall not affect the validity, legality or enforceability of this Agreement with respect to the other Investors. If any provision of this Agreement is judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired.

2.11   <u>Stock Splits</u>.   All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization of shares by the Company occurring after the date of this Agreement.

2.12   <u>Aggregation of Stock</u>.   All shares of Preferred Stock held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

2.13   <u>Facsimile Signatures</u>.   Any signature page delivered by fax machine or telecopy machine shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to any party which requests it.

IN WITNESS WHEREOF, the parties have executed this Registration Rights' Agreement on the day and year first set forth above.

THE COMPANY:

DIGITAL VIDEO SYSTEMS, INC.,
a Delaware corporation

By: /s/ Thomas A. Spanier

Name: Thomas A. Spanier

Title: Chief Executive Officer

THE INVESTORS:

(If an entity):

____

Name: /s/

Title: ______________________________

(If an individual):

/s/

Name: ______________________________

[Signature Page to Registration Rights Agreement]

Schedule of Investors

First Closing

STOCKHOLDER	SERIES C PREFERRED CONVERTED COMMON STOCK	WARRANT SHARES
Empire Capital Partners, LP	334,052	167,026
Empire Capital Partners, Ltd.	622,865	311,432
Empire Capital Partners II, Ltd.	116,031	58,015
Charter Oak Partners, LP	61,945	30,972
Charter Oak Partners II, LP	12,647	6,323
Glenbrook Capital, LP	409,836	204,918
Sanctus Spiritus Antilles, NV	327,868	163,934
Maria Molinsky	81,967	40,983
Edmund Y. Sun	81,967	40,983
Ychien Chang	32,786	16,393

Subsequent Closing

STOCKHOLDER	SERIES C PREFERRED CONVERTED COMMON STOCK	WARRANT SHARES